UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943
For the transition period from                      to
Commission file number 1-5129
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
MOOG INC. RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MOOG INC.
EAST AURORA, NEW YORK 14052-0018
REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:
1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).
2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).
3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.
4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.
SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOOG INC. RETIREMENT SAVINGS PLAN
Date: March 18, 2011	/s/ Joe C. Green
Joe C. Green
Plan Administrator

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Freed Maxick & Battaglia, CPAs, PC

Financial Statements and
Supplemental Schedule
Moog Inc. Retirement Savings Plan
Years Ended September 30, 2010 and 2009
With Independent Auditor’s Report

Moog Inc. Retirement Savings Plan
Financial Statements
and Supplemental Schedule
Years Ended September 30, 2010 and 2009
Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 — 14

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	15

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Moog Inc. Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Moog Inc. Retirement Savings Plan (the Plan) as of September 30, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Moog Inc. Retirement Savings Plan as of September 30, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of September 30, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended September 30, 2010 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ FREED MAXICK & BATTAGLIA, CPAs, PC
Buffalo, New York
March 18, 2011

Moog Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	September 30,
	2010	2009
Assets

Investments at fair value:
Shares of registered investment companies	$190,477,081	$159,700,159
Employer securities	101,139,535	84,893,799
Stable value fund	58,177,282	50,141,671
Common stock	7,657,175	6,933,081
Cash and cash equivalents	12,225,694	12,138,586

	369,676,767	313,807,296

Receivables:
Notes receivable from participants	4,836,359	4,532,853
Participant contributions	527,643	1,037,430
Employer contributions	21,905	200,879

	5,385,907	5,771,162

Net assets available for benefits, at fair value	375,062,674	319,578,458

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(477,054)	1,586,201

Net assets available for benefits	$374,585,620	$321,164,659

See accompanying notes to the financial statements.

Moog Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30,
	2010	2009
Additions
Participant contributions	$26,164,585	$24,677,159
Employer contributions	6,981,309	5,493,132
Participant rollovers	1,002,100	1,279,775
Net appreciation in fair value of investments	33,128,687	—
Transfer from other plans	6,120,712	4,326,605
Interest and dividend income	3,975,793	666,604

	77,373,186	36,443,275

Deductions
Distributions	23,700,743	12,837,456
Net depreciation in fair value of investments	—	33,816,525
Administrative expenses	251,482	205,966

	23,952,225	46,859,947

Net increase (decrease)	53,420,961	(10,416,672)
Net assets available for benefits at beginning of year	321,164,659	331,581,331

Net assets available for benefits at end of year	$374,585,620	$321,164,659

See accompanying notes to the financial statements.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2010 and 2009
1. Description of Plan
The following is a brief description of the Moog Inc. Retirement Savings Plan (the Plan) and is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description for more complete information.
General
The Plan is a defined contribution plan sponsored by Moog Inc. (the Company or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility
During the plan years ended September 30, 2010 and 2009, the Company made employees of certain acquired businesses eligible for the Plan. As of September 30, 2010, all domestic employees of the Company are eligible to participate in the Plan immediately upon hire, except for employees of certain acquired businesses, Ethox International, Inc., MidAmerica Aviation, Inc., and Moog Techtron Corporation, some of which maintain their own defined contribution plans, and those employees of Flo-Tork Inc. who are covered by a collective bargaining agreement.
Plan Mergers and Transfers
During the Plan year ended September 30, 2010, the Company transferred assets and merged the associated plans of Berkeley Process Control, Inc. and Videolarm, Inc. into the Plan. For the Plan year ended September 30, 2009, the Company transferred assets and merged the related plans of ZEVEX Inc., QuickSet International, Inc. and PRIZM into the Plan.
Notes receivable from participants
Notes receivable from participants (loans) are valued at their unpaid principal balance plus any accrued but unpaid interest. Loans are limited to the lesser of $50,000 or one-half of the participant’s account balance with a minimum loan of $1,000, payable over a term not to exceed five years. Interest is charged at a rate established by the Plan and is normally fixed at origination at prime plus 1%. The loans are secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2010 and 2009
Contributions and Investments
The Plan allows for voluntary pretax contributions to the Plan in the form of a 1% to 40% salary reduction subject to the Internal Revenue Code (IRC) limits and permits an automatic deferral of 3% of eligible employee compensation to the Plan, unless the employee elects not to make such a contribution to the Plan. Effective June 1, 2009, the Plan was amended to allow for Roth Elective Deferrals. Participants may designate all or a portion of automatic deferrals as Roth Elective Deferrals as of the effective date. The Plan permits participants age 50 and older to make “catch-up” contributions as provided by the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions are directed by the participant among the available investment options.
The Plan currently offers twelve registered investment company funds, a money market fund, a stable value fund, asset allocation model funds and Company stock as investment options for participants. In 1994, certain assets of the AlliedSignal Savings Plan (including shares of AlliedSignal common stock) were transferred to the Plan as a result of the Company’s acquisition of certain product lines of AlliedSignal Corporation. In December 1999, the AlliedSignal common stock was exchanged for Honeywell International, Inc. (Honeywell) common stock due to the merger of the two companies. Honeywell common stock is not an ongoing investment option for plan participants.
The Company’s matching contribution is 25% of the first 2% of eligible pay that employees contribute. The Company Match is invested pursuant to participant allocation elections, which may include Company common stock.
All new employees hired on or after January 1, 2008 are not eligible to participate in the Company’s defined benefit pension plan. Instead, the Company makes a contribution (Retirement Contributions) for those employees to an employee-directed investment fund in the Plan. The Retirement Contributions are based on a percentage of the employee’s eligible compensation and age, and are in addition to the Company Match on voluntary employee contributions.
All employees hired before January 1, 2008 elected either to remain in the defined benefit pension plan and continue to accrue benefits or to elect to stop accruing future benefits in the pension plan as of April 1, 2008. Employees who elected to stop accruing future benefits receive the Retirement Contribution in the Plan.
The Plan also provides that the Company may make discretionary contributions; however, for the plan years ended September 30, 2010 and 2009, the Company has not elected to make any discretionary contributions.
Rollovers represent amounts contributed to the Plan by participants from prior employer plans.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2010 and 2009
Participant accounts
Separate accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, Retirement Contributions, Company Match and discretionary contributions, if applicable. Plan earnings, losses and fees of the participant’s investment selections are reported in the participant’s account as defined by the Plan. Participant accounts are fully and immediately vested in the participant’s contributions and Company Match. The Retirement Contributions vest 100% after three years of credited service, which is defined as 1,000 hours of service in a plan year. Forfeitures are used to first reduce future Retirement Contributions, secondly to offset Plan expenses and lastly reallocated to remaining participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may transfer all or part of their accounts, including investments in Company stock, among the other investment options in the Plan, except for transfers to Honeywell common stock and the Vanguard Windsor Fund, which are not permitted.
Distributions
Subject to certain limitations, participants may withdraw all or part of their account balance upon attainment of age 59 1/2. Distribution of a participant’s account balance is also permitted in the event of death, disability, termination of employment or immediate financial hardship, as defined in the Plan Document. Distributions are required to begin at age 70 1/2. Distributions are made in cash except for the Company Match and Honeywell common stock, which can be distributed in cash or shares. Participants have the option to also receive the balances from their contributions in employer securities in either cash or shares. For distributions of Moog Class B Stock from the employer securities funds and matching account balances (for shares purchased after January 1, 1999), the shares of stock will carry a restrictive legend and the Company will have a right of first refusal at the time of sale, transfer or pledging of those shares.
Administrative Expenses
Costs of administering the Plan are borne by the Company, except for loan origination fees and investment management fees, which are paid by the Plan. Loan origination fees are charged to the participant’s account balance at the time the loan is processed. Investment management fees are allocated to all participants invested in the fund that charges the fee on a pro rata basis of account balances.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2010 and 2009
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are presented on the accrual basis of accounting.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2010 and 2009
Payment of Benefits
Benefits are recorded when paid.
Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820) — Improving Disclosures About Fair Value Measurements.” ASU Topic 820 requires new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. This standard is effective as of September 30, 2010 for Level 1 and 2 disclosures and as of September 30, 2012 for Level 3. Other than requiring additional disclosures, the adoption of this new guidance has not and will not have a material impact on the Plan’s financial statements.
In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (ASC 962). This ASU requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010 with early adoption permitted. The guidance should be applied retrospectively to all periods presented. The Plan adopted this guidance as of September 30, 2010 and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.
Reclassification
Participant loans previously reported as a component of investments have been reclassified to a component of receivables in order to conform to the current year presentation.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2010 and 2009
3. Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. The definition of the fair value hierarchy is as follows:
Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Observable inputs other than quoted prices in active markets for similar assets and liabilities.
Level 3 — Inputs for which significant valuation assumptions are unobservable in a market and therefore value is based on the best available data, some of which is internally developed and considers risk premiums that a market participant would require.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to the methodologies used at September 30, 2010 and 2009.
The Plan’s assets are invested in cash and cash equivalents, shares of registered investment companies, common stock and stable value funds. All highly liquid investments with an original maturity of three months or less are considered cash equivalents. Cash equivalents are stated at cost, which approximates fair value. Shares of registered investment companies are valued at net asset values of shares held by the Plan at year-end. Common stocks traded on national exchanges are valued at the last reported sales price. Certain assets of the Plan are invested in the common stock of Moog Inc. (Class A and Class B) through a unitized stock fund, which includes investments in a money market fund for liquidity purposes. The Plan’s interest in the Stable Value fund is value based on information reported by the investment advisor.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2010 and 2009
The following table presents the fair values and classification of the Plan’s investments measured on a recurring basis as of September 30, 2010 and 2009:

	Assets at Fair Value as of September 30, 2010:
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Large growth stocks	$67,718,601	$—	$—	$67,718,601
International growth equities	37,016,321	—	—	37,016,321
Large value stocks	31,886,524	—	—	31,886,524
Mid growth stocks	30,823,157	—	—	30,823,157
Other	23,032,478	—	—	23,032,478
Employer securities	101,139,535	—	—	101,139,535
Stable value fund	—	58,177,282	—	58,177,282
Common stock	7,657,175	—	—	7,657,175
Cash and cash equivalents	12,225,694	—	—	12,225,694

Net fair value	$311,499,485	$58,177,282	$—	$369,676,767

	Assets at Fair Value as of September 30, 2009:
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Large growth stocks	$58,906,174	$—	$—	$58,906,174
International growth equities	33,363,485	—	—	33,363,485
Large value stocks	28,953,794	—	—	28,953,794
Mid growth stocks	23,238,495	—	—	23,238,495
Other	15,238,211	—	—	15,238,211
Employer securities	84,893,799	—	—	84,893,799
Stable value fund	—	50,141,671	—	50,141,671
Common stock	6,933,081	—	—	6,933,081
Cash and cash equivalents	12,138,586	—	—	12,138,586

Net fair value	$263,665,625	$50,141,671	$—	$313,807,296

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2010 and 2009
4. Investments
Net appreciation (depreciation) in fair value of investments, including investments bought, sold, as well as held during the year, is summarized as follows:

	Year Ended September 30,
	2010	2009
Registered investment companies	$12,021,538	$1,851,974
Employer securities	18,361,415	(36,457,649)
Stable value fund	1,534,488	1,659,354
Common stock	1,211,246	(870,204)

Net appreciation (depreciation)	$33,128,687	$(33,816,525)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	Year Ended September 30,
	2010	2009
Registered Investment Companies
Eaton Vance Large Cap Value Fund	$29,907,449	$27,060,696
Vanguard Institutional Index Fund	27,034,167	24,041,233
American Capital World Growth and Income Fund	23,376,746	21,197,550
American Growth Fund of America	23,131,721	19,475,583
Pimco Total Return Fund	21,175,447	—

Stable Value Fund / Collective Common Trust Fund
JPMorgan Stable Value Fund (fair value)	58,177,282	50,141,671
JPMorgan Stable Value Fund (contract value)	57,700,228	51,727,872

Employer Securities
Moog Inc. Class A Common Stock	30,116,309	27,607,873
Moog Inc. Class B Common Stock	71,023,226	57,285,926

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2010 and 2009
5. Income Tax Status
The Plan, as amended, received a favorable determination letter from the Internal Revenue Service dated April 9, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code); therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
6. Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
If such termination were to occur, the Company will instruct the trustee to either continue the management of the trust’s assets or liquidate the trust and distribute the assets to the participants in accordance with the Plan Document.
7. The Stable Value Fund
The Plan includes investments in a fully benefit-responsive synthetic Guaranteed Investment Contract (GIC) as part of offering the Stable Value Fund (the Fund) investment option to participants. Contributions to this fund are used to purchase units of a collective trust vehicle, which are invested in high-quality U.S. bonds, including U.S. government treasuries, corporate debt securities and other high-credit-quality asset-backed securities. The GIC issuer is contractually obligated to repay the principal; however, there is no specified interest rate that is guaranteed to the Plan. There are no reserves against contact value for credit risk of the contract issuer or otherwise.
The Fund has entered into wrap contracts with insurance companies and financial institutions under which they provide a guarantee with respect to the availability of funds to make distributions from this investment option. These contracts are carried at contract value in the participants’ accounts.
Participant accounts in the Fund are credited with interest at a fixed rate that is reset quarterly based on a formula as defined in the contract. The primary variables which could impact the future rates credited to participants include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The rate credited to participants of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2010 and 2009
with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
To the extent that the underlying portfolio has unrealized and/or realized losses, an adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future rate credited to participants may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, an adjustment is made when reconciling from fair value to contract value and, in the future, the rate credited to participants may be higher than the current market rates. The contracts cannot credit an interest rate that is less than zero percent.
Certain events limit the ability of the Plan to transact at contract value. Such events are limited to premature termination of the contracts by the Plan or Plan termination. The Plan Sponsor has not expressed any intention to take either of these actions.
As described in Note 2, because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yields earned by the Fund are as follows:

	Year Ended September 30,
Average yield for synthetic GICs	2010	2009
Based on actual earnings	2.59%	3.76%
Based on interest rate credited to participants	2.51%	3.07%

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2010 and 2009
8. Related Party Transactions
Participants of the Plan may elect to invest in Moog Inc. common stock within the Moog Inc. Common Stock Fund. Moog Inc. is the Plan Sponsor. Additionally, Plan investments include accounts with JPMorgan, the Plan trustee. These transactions qualify as party-in-interest transactions. Net investment gains from investments sponsored by JPMorgan, Moog Inc. and participant loans amounted to $24,124,760 for the plan year ended September 30, 2010. Net investment losses from investments sponsored by JPMorgan, Moog Inc. and participant loans amounted to $33,715,418 for the plan year ended September 30, 2009.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	Year Ended September 30,
	2010	2009
Net assets available for benefits per the financial statements	$374,585,620	$321,164,659
Differences in:
Investments	4,836,359	4,532,853
Notes receivable from participants	(4,836,359)	(4,532,853)

Net assets available for benefits per Form 5500	$374,585,620	$321,164,659

Moog Inc. Retirement Savings Plan
EIN #16-0757636    Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
September 30, 2010

		Fair
Identity of Issuer	Description	Value

Eaton Vance Large Cap Value Fund	Mutual Fund	$29,907,449
Vanguard Institutional Index Fund	Mutual Fund	27,034,167
Vanguard Small Cap Index Fund	Mutual Fund	3,079,334
American Capital World Growth and Income Fund	Mutual Fund	23,376,746
American Growth Fund of America	Mutual Fund	23,131,721
Fidelity Puritan Fund	Mutual Fund	17,552,713
Pimco Total Return Fund	Mutual Fund	21,175,447
American Euro Pacific Growth	Mutual Fund	13,639,575
Baron Small Cap Fund	Mutual Fund	9,647,710
Pimco Real Return Fund	Mutual Fund	11,429,646
Royce Low-Priced Stock Fund	Mutual Fund	8,523,498
Vanguard Windsor Fund	Mutual Fund	1,979,075

Registered Investment Companies Total		190,477,081

*Moog Inc.	Class A Common Stock	30,116,309
*Moog Inc.	Class B Common Stock	71,023,226

Employer Securities Total		101,139,535

*JPMorgan Liquidity Fund	Common Collective Trust Fund	14,267,845
*JPMorgan Intermediate Bond Fund	Common Collective Trust Fund	43,884,575
Wrapper Contracts	Wrapper Contract	24,862

Stable Value Fund Total		58,177,282

Honeywell International, Inc.	Common Stock	7,657,175

*Participant loans receivable	Loans maturing at various dates through October 13, 2017 and bearing interest at rates ranging from 4.25% to 10.25%	4,836,359
*JPMorgan Prime Money Market	Interest-bearing cash and cash equivalents	12,225,694

Total Investments		$374,513,126

*	Denotes a party-in-interest